

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

Mail Stop 3561

December 23, 2008

Ultrapetrol (Bahamas) Limited
Leonard J. Hoskinson - Chief Financial Officer, Secretary, Director
H&J Corporate Services Ltd.
Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084

Re: **Ultrapetrol (Bahamas) Limited**
                 Form 20-F the year ended December 31, 2007
                 Filed March 13, 2008
                 File Number: 001-33068

Dear Mr. Hoskinson:

       We have completed our review of your Form 20-F, and related filings and do not, at this time, have any further comments.

Sincerely,

David R. Humphrey
Branch Chief